[redacted]

COMMISSION
APR 15 2015
REGISTRATIONS BRANCH
19

SECURI 15025124 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-38139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. Jefferson Street, Suite 102
(No. and Street)

Bloomington	IL	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Sutton, COO — 309 820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BrookWeiner, LLC
(Name – *if individual, state last, first, middle name*)

125 S. Wacker Dr., 10th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Sutton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midwest Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
COURTNEY D BOCK
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/10/17

Signature

VP/COO/CCO
Title

Courtney D Bock
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Midwest Securities, Inc

We have audited the accompanying financial statements of First Midwest Securities, Inc (a Wisconsin corporation), which comprise the statement of financial position as of December 31, 2014, and the related statements of income/loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Midwest Securities, Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Midwest Securities, Inc as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The statement of computation of net capital, aggregate indebtedness, and net capital requirement and the schedule of other general and administrative expenses have been subjected to audit procedures performed in conjunction with the audit of First Midwest Securities, Inc's financial statements. The supplemental information is the responsibility of First Midwest Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The financial statements of First Midwest Securities, Inc as of December 31, 2013, were audited by other auditors whose report dated February 24, 2014, expressed an unmodified opinion on those statements.

Brook Weiner, L.L.C.

Chicago, IL

February 27, 2015

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

STATEMENTS OF FINANCIAL POSITION
As of December 31, 2014 and 2013

ASSETS	2014	2013
Cash	$ 385,136	$ 432,893
Commissions and related receivable	478,237	742,832
Investments	5,621	108,602
Prepaid expenses	32,195	188,537
Due from FMIS	-	5,988
Security deposit with clearing house	31,657	63,791
Income tax receivable	2,190	1,412
Property and equipment, net of accumulated depreciation and amortization of $57,710 and $52,583 respectively	6,188	11,316
	$ 941,224	$ 1,555,371

LIABILITIES AND STOCKERHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 29,670	$ 121,421
Accrued liabilities	23,854	151,133
Due to shareholder	36,721	-
Due to parent company	50,000	-
Commissions payable	398,601	559,681
Regulatory obligation	11,702	60,653
	$ 550,548	$ 892,888
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 15,000 shares; 12,073 issued and outstanding	229,435	229,435
Paid in capital	1,177,979	762,979
Retained deficit	(1,016,738)	(329,931)
	$ 390,676	$ 662,483
	$ 941,224	$ 1,555,371

See Notes to Financial Statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

STATEMENTS OF INCOME (LOSS)
For Years Ended December 31, 2014 and 2013

Revenues	2014	2013
Securities commissions		
Listed stock	$ 24,442	$ 15,987
OTC stock	4,587,605	6,571,464
Mutual funds	955,293	1,012,105
Options	112,227	161,313
Bonds	211,685	227,985
ETF	32,148	209,001
Total securities commissions	$ 5,923,400	$ 8,197,855
Other commissions		
Variable annuity commissions	745,845	703,136
Fixed income	-	2,344
Investments - trading profits	13,060	37,350
Fixed insurance commissions	-	228
Variable life insurance commissions	1,259	3,003
Total other commissions	$ 760,164	$ 746,061
Total commissions	$ 6,683,564	$ 8,943,916
Other revenue		
Interest income	$ 145,650	$ 203,866
Registered investment advisory fees	$ 1,322,228	1,273,334
Expense reimbursement	4,339	8,556
Postage and handling income	2,223	6,357
Other trading fees and reimbursements	5,400	6,118
Other miscellaneous products and services	88,534	404,396
Total other revenues	$ 1,568,374	$ 1,902,627
Total revenues	8,251,938	10,846,543
Expenses:		
Commissions expense	$ 7,012,562	$ 9,150,501
Principal clearance	(107,975)	(155,859)
Quote service rental (net of reimbursements of $7,012 and $11,027 for the years ended 2014 and 2013)	9,749	26,359
Broker registration fees (net of reimbursements of $13,386 and $29,896 for the years ended 2014 and 2013)	61,541	12,152
Error and omission insurance (net of reimbursements of $142,175 and $211,519 for the years ended 2014 and 2013)	41,731	(25,469)
Other broker charges	55,739	106,286
Signature guarantee service	120	120
Interest expense	8,527	11,307
Other general and administrative expenses	1,854,885	2,180,353
	$ 8,936,879	$ 11,305,750
Loss before income taxes	(684,941)	(459,207)
Income tax benefit (expense)	(1,866)	311
Net loss	$ (686,807)	$ (458,896)

See Notes to Financial Statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For Years Ended December 31, 2014 and 2013

	Common Stock	Paid In Capital	Retained Earnings / (Deficit)	Total
Balance, December 31, 2012	$ 229,435	$ 756,479	$ 128,965	$ 1,114,879
Net loss	-	-	(458,896)	(458,896)
Capital contribution	-	6,500	-	6,500
Balance December 31, 2013	$ 229,435	$ 762,979	$ (329,931)	$ 662,483
Net loss	-	-	(686,807)	(686,807)
Capital contribution	-	415,000	-	415,000
Balance December 31, 2014	$ 229,435	$ 1,177,979	$ (1,016,738)	$ 390,676

See Notes to Financial Statements.

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(686,807)	(458,896)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Non-cash employee compensation	-	6,500
Depreciation and amortization	5,127	8,634
(Increase) decrease in operating assets:		
Commissions and related receivables	264,595	163,686
Investments	102,981	1,505
Other assets and receivables	194,464	(12,380)
Income tax receivable	(778)	137,073
Increase (decrease) in operating liabilities:		
Accounts payable	(91,751)	11,280
Accrued liabilities	(176,230)	(102,132)
Commissions payable	(161,079)	(34,307)
Net cash provided by (used in) operating activities	$ (549,478)	$ (279,037)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ -	(1,200)
Net cash provided by (used in) investing activities	$ -	$ (1,200)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan from shareholder	$ 36,721	$ -
Loan from parent company	50,000	-
Capital invested	415,000	-
Net cash provided by (used in) financing activities	$ 501,721	$ -
Increase (decrease) in cash	(47,757)	(280,237)
Cash:		
Beginning	432,893	713,130
Ending	$ 385,136	$ 432,893
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments (receipts) for:		
Income taxes	$ 2,979	$ (135,831)
Interest	$ 8,527	$ 11,307
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Issuance of stock to employees	-	$ 6,500

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Nature of Business

Nature of operations:

First Midwest Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Wisconsin corporation that is a wholly-owned subsidiary of The Investment Company, Inc.

The Company is registered as a licensed broker to deal in securities. The broker-dealer operates several branches and contracts with independent brokers in rural and suburban communities in several states in the United States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle-income individuals.

Note 2. Summary of Significant Accounting Policies

Basis of presentation:

These financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities transactions:

The Company introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds received from customers in connection with its activities as a broker. The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of estimates:

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTES TO FINANCIAL STATEMENTS

Uncollectible accounts:

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security valuation:

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes. No deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the years ended December 31, 2014 and 2013, the company recognized income tax income and expenses and remitted to its parent corporation as a result of filing its return on a consolidated basis.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising:

Advertising costs are charged to operations when incurred and amounted to $4,508 and $25,918 for the years ended December 31, 2014 and 2013, respectively.

Equipment and depreciation:

Equipment with an estimated useful life in excess of one year is capitalized at cost and depreciated over its estimated useful life, generally 3-7 years, on a straight-line basis. Depreciation expense was $5,127 and $8,634 for the years ended December 31, 2014 and 2013, respectively.

Statement of cash flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent event recognition:

Management has evaluated the need for subsequent event recognition or disclosure through February 27, 2015 the date the financial statements were available to be issued.

Note 3. Cash

The following is a summary of cash in bank and held by others as of December 31:

	2014	2013
Cash in bank	$ 385,136	$ 432,893

The Company's balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank. At December 31, 2014, the Company's uninsured cash balances totaled $271,492. This does not reflect reductions for outstanding checks not yet presented to the bank for payment.

Note 4. Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31:

	2014	2013
Securities commissions:		
Clearing houses	$ 468,380	$ 680,141
Advisory fees receivable	664	-
Mutual fund commissions	6,969	-
Broker advances	2,224	62,691
Total	$ 478,237	$ 742,832

Note 5. Disclosures about Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2014 and 2013.

Auditing standards define fair value as an exit price, establish a framework for measuring fair value within generally accepted accounting principles, and expand disclosures about fair value measurements. The Company adopted this standard as of January 1, 2009 for assets and liabilities measured at fair value on a recurring basis.

Fair value is an exit price, which represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering such assumptions, there is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1inputs: quoted market prices (unadjusted) for identical assets or liabilities in active markets

Level 2 inputs: inputs other than quoted market prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3 inputs: unobservable inputs (e.g., a Company's own data)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Money markets, bonds and CDs	$ 67	$ 5,621	$ -	$ 5,688
Security deposits with clearing house	31,657	-	-	31,657
Total	$ 31,724	$ 5,621	$ -	$ 37,345

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Money markets, bonds and CDs	$ 101,226	$ 7,376	$ -	$ 108,602
Security deposits with clearing house	63,791	-	-	63,791
Notes receivable – related parties	-	-	5,988	5,988
Total	$ 165,017	$ 7,376	$ 5,988	$ 178,381

Assets measured at fair value on reoccurring basis using significant unobservable inputs (Level 3):

Notes receivable related parties and due from related parties

	2014	2013
Assets		
Beginning of year	$ 5,988	$ 32,906
Purchases, sales, issuances and settlements (net)	(5,988)	(26,918)
End of year	$ -	$ 5,988

Note 6. Regulatory Obligations

The Company was making monthly payments on two regulatory obligations imposed by FINRA. The required monthly payments are $1,720 and $3,450, payable through June 2015 and September 2014 respectively. The total balance of both obligations at December 31, 2014 and 2013 was $11,702 and $60,653, respectively.

Note 7. Other Income

The Company provides a group rate for brokers under errors and omissions insurance. Each broker pays an amount which is less than they would pay on their own but more than the Company's average. This can result in the Company making a profit for brokers' efforts in coordinating. For 2014, the company was reimbursed less than the expense incurred.

The total expense for the years ended December 31, 2014 and 2013 was $183,906 and $186 050, respectively. The reimbursement of errors and omissions insurance for the years ended December 31, 2014 and 2013 was $142,175 and $211,519, respectively. The net amount for the years ended December 31, 2014 and 2013 was $41,732 expense and $25,469 income, and was reported as an expense.

Note 8. Related Party Transactions

Intercompany activities:

The Company also incurs activity with its affiliate, First Midwest Insurance Services, Inc. At December 31, 2014 and 2013, the receivable from First Midwest Insurance Services, Inc. was zero and $5,988 respectively.

During 2013, 65,000 shares of The Investment Company with a value of $6,500, were issued to employees of the Company, as a performance reward.

During 2014, the parent company, The Investment Company, invested $415,000 additional paid in capital. During 2014 a shareholder lent the company $72,746 of which $36,025 was repaid, leaving a balance due to the shareholder of $36,721. The parent company also lent the company $50,000.

Consolidated income taxes:

The Company receives reimbursement or pays its parent company for its share of consolidated federal income taxes, as applicable. At December 31, 2014 and 2013, there was no amount receivable or payable to or from its parent company.

Note 9. Operating Lease

The Company leases its office space in Illinois under a lease agreement for monthly payment of $5,507.75. The monthly payment will increase to:

$5,672.29 on November 1, 2015
$5,840.93 on November 1, 2016

The Company has an option to extend the lease for an additional three-year term. Rent for the additional term shall be negotiated.

Office space is also leased in California under a lease agreement for $1,325 per month. That lease runs through July 31, 2014. The leases are classified as operating leases.

For the years ended December 31, 2014 and 2013, the office lease expense was $106,486 and $153,435. The following are annual future minimum amounts due under the current operating leases.

2015	$ 66,422
2016	68,405
2017	58,409
	$ 193,236

The Company has lease agreements for various operating purposes on a month-to-month basis. Also, the Company has an agreement to provide office space for a related party which for the years ended December 31, 2014 and 2013 totaled $15,000 each year.

Note 10. Income Taxes

The Company files a consolidated federal income tax return with its parent company (The Investment Company, Inc.) and another subsidiary (First Midwest Insurance Services, Inc.). The Company transfers its portion of consolidated income taxes for remittance as they accrue.

At December 31, 2014 and 2013, the provision for income taxes, including deferred components resulting from the tax effects of filing a consolidated return, was a tax expense of $1,866 and a benefit of $311, respectively.

The Company had a net operating loss carry forward at December 31, 2014 and 2013 of $1,037,097 and $456,018 respectively. The amounts will expire December 31:

2031	$ 1,879
2032	454,139
2033	581,079
Total	$ 1,037,097

A deferred asset has not been recorded for the net operating loss carry forward because of the uncertainty of the amount and timing of the benefit.

Note 11. Accounting for Uncertain Tax Positions

With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years ended before 2011.

Note 12. Deposits with Clearing Organizations

At December 31, 2014 and 2013 the Company was required to maintain deposits of $31,657 and $63,791 respectively with the organizations that clear its customers' transactions.

Note 13. Retirement Plan

The Company contributes matching contributions to savings incentive retirement accounts for eligible employees. The contribution matches the employee's salary reduction contribution up to 3% of earnings. The Company may make non-elective contributions equal to 2% of compensation in lieu of the matching contribution. For the years ended December 31, 2014 and 2013, the Company contributed $29,666 and $30,240, respectively.

Note 14. Net Capital

The Company introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds received from customers in connection with its activities as a broker.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $287,401 which was $187,401 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.92 to 1.

While the company has complied with net capital requirements, continued losses without additional capital injections could result in non-compliance. A major shareholder of The Investment Company, Inc. has committed to invest additional funds as necessary to maintain adequate capital for regulatory purposes.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. A computation of reserve requirement is not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Information relating to possession or control requirements is not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NOTES TO FINANCIAL STATEMENTS

Note 15. Stockholders' Equity

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares were issued and outstanding.

Note 16. Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition. The Company's maximum exposure net of E & O coverage at December 31, 2014 was $58,766, which is reflected as a reduction of net capital on its regulatory filings. No payments have been made after December 31, 2014, and the Company's remaining maximum exposure net of E & O coverage is $58,766.

Note 17. Sale of Assets

The Company entered an agreement dated December 11, 2014 with Royal Alliance Associates, Inc. to transfer the FINRA registration and the department of insurance registrations of all Designated Representatives who remain registered with FMSI at the closing date as well as the rights and interest in accounts, subject to the Brokerage Account holder's right to object to the transfer of the brokerage account, including FMSI's right to receive premiums and commissions payable on or after the closing date. The purchaser assumes no liabilities or obligations of FMSI.

The closing is to be on the third business day after all conditions set forth in the agreement are satisfied or waived. The purchase price shall be equal to 30% of the trailing twelve-month gross dealer commissions generated by all transferred representatives. If the gross dealer commission earned during the first 12 months after the closing is less than the trailing twelve-month commission used to calculate the initial payment, FMSI will refund 30% of the difference.

FMSI has agreed to purchase errors and omissions tail insurance with an aggregate limit of at least $6,000,000. FMSI also agrees that during the five year period beginning on the closing date none of its affiliates will participate in establishing or operating a retail broker-dealer or supporting any private placement variable annuity or life insurance business, servicing or sale of annuities or other insurance products to retirement plans, sale of life insurance or annuity products or the servicing of life insurance or annuity products. FMSI also agrees to not provide any information identifying accounts for the purpose of targeting the account for providing investment services in competition with Royal Alliance Associates, Inc.

The agreement can be terminated at any time prior to the closing by mutual written consent of the sellers and purchaser.

Per agreement executed on December 11, 2014 the Company has agreed to sell the majority of its assets to Royal Alliance Associates, Inc. Pending final regulatory approval (application was submitted on February 19, 2015), the company intends to formally withdraw as a registered broker-dealer. The Company has filed with its primary regulator (FINRA) a plan to liquidate any remaining assets and complete the winding-down process; residual proceeds, if any exists, are to be distributed to shareholders.

Note 18. Changes in Presentation of Comparative Statements

Certain prior year amounts have been reclassified to conform to the current year presentation.

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Schedule of Other General and Administrative Expenses
Years Ended December 31, 2014 and 2013

Other general and administrative expenses	2014	2013
Personnel	$ 920,056	$ 1,095,214
Accounting	125,354	158,439
Advertising	4,508	25,918
Depreciation	5,127	8,634
Dues and subscriptions	26,486	65,444
Consulting services	21,860	19,842
Charitable contributions	75	-
Education	239	1,263
Repairs and maintenance	1,888	4,491
Commissions processing expense	3,199	3,659
Equipment rental	13,070	14,799
Insurance	49	-
Technology expense	141,981	195,729
Licenses and permits	13,078	16,114
Professional and legal fees	412,191	342,039
Office expense	31,243	39,514
Rent	106,486	153,435
Franchise tax	1,418	350
General and administrative	315	2,741
Travel	26,262	32,728
	$ 1,854,885	$ 2,180,353

See Report of Independent Registered Public Accounting Firm

First Midwest Securities, Inc.
Statement of Computation of Net Capital, Net Capital Requirement,
And Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	390,676
Less - non allowable assets:		
Non allowable assets		(43,461)
Haircut		(1,048)
Other deductions		(58,766)
Net Capital	$	287,401
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness	$	36,703
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
Excess Capital	$	187,401
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of minimum dollar net capital required	$	167,401
Computation of Aggregate Indebtedness		
Total liabilities	$	550,548
Aggregate indebtedness to net capital		1.92

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	261,451
Variance		
various minor adjustments to an item in other deductions		950
decrease in other deductions		25,000
Net Capital per Audit Report	$	287,401

See Report of Independent Registered Public Accounting Firm

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Midwest Securities, Inc

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) First Midwest Securities, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Midwest Securities, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "All customer transactions cleared through another broker-dealer on a fully disclosed basis") and (2) First Midwest Securities, Inc stated that First Midwest Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. First Midwest Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Midwest Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brook Weiner, L.L.C.

Chicago, IL

February 27, 2015

FMSI
FIRST MIDWEST SECURITIES, INC.
Member FINRA/SIPC
www.firstmidwestsecurities.com

207 West Jefferson Street
The Illinois House, Suite 102
Bloomington, IL 61701-3969

Phone: (800) 662-8452
(309) 820-7444
Fax: (309) 820-7453

February 20, 2015

Exemption Request Form

December 1, 2014

BrookWeiner L.L.C.
125 South Wacker Drive
10th Floor
Chicago, Illinois 60606-4433

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear BrookWeiner L.L.C.:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

First Midwest Securities, Inc. met the Section 240.15c3-3(k)(2)(ii) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Kelly Sutton
Vice President

BrookWeiner L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of First Midwest Securities, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by First Midwest Securities, Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Midwest Securities, Inc's compliance with the applicable instructions of Form SIPC-7. First Midwest Securities, Inc's management is responsible for First Midwest Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brook Weiner, L.L.C.

Chicago, IL

February 27 , 2015